

Mail Stop 3030

May 28, 2010

Alfred E. Brennan, Jr.
Chairman
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045

      Re: Young Innovations, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 16, 2010
              File No. 0-23213

Dear Mr. Brennan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Tim Buchmiller
                         Senior Attorney